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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Gary Newberry

                      Kevin Vaughn

                      Jason Drory

                      Suzanne Hayes

Re:      ATAI Life Sciences B.V.

                      Registration Statement on Form S-1

                      Amendment No. 1 Filed on May 26, 2021

                      CIK No. 0001840904

Ladies and Gentlemen:

On behalf of ATAI Life Sciences B.V. (the “Company”), this letter is in response to the telephonic comment received by Nathan Ajiashvili on June 9, 2021. For ease of review, we have set forth below the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in bold type followed by the Company’s response thereto. The Company previously filed the Registration Statement on Form S-1 (Registration No. 333-255383) with the Staff of the Commission on April 20, 2021, as amended on May 26, 2021, June 4, 2021 and June 8, 2021. The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on February 1, 2021.

1.

Your correspondence dated May 11, 2021 states that Compass is a controlled subsidiary and that the Company owns 25% or more of Compass. However, the Company’s most recent S-1 amendment filing states, on pages 4 and 8, that the Company owns 19.7% in Compass as of May 4, 2021. Please explain the discrepancy and please provide an analysis as to why Compass should be considered a controlled subsidiary. If Compass is no longer a controlled subsidiary, please update the value of your investment securities and total assets, exclusive of cash items and government securities, on an unconsolidated basis.

June 10, 2021

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that for the reasons discussed below, the Company’s interest in COMPASS Pathways plc (“Compass”) was not an investment security as of March 31, 2021 (the “Quarter End Date”), and in any event, even if the Company treated such interest as an investment security, the Company satisfied the requirements set forth in Rule 3a-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) as of the Quarter End Date. The Company no longer primarily controls Compass and therefore treats the Company’s interest in Compass as an investment security for purposes of determining its status under the Investment Company Act. The Company currently satisfies the requirements set forth in Rule 3a-1 under the Investment Company Act and is therefore not an “investment company” for purposes of the Investment Company Act.

As of the Quarter End Date, the Company had voting control over 9,450,954 shares of Compass accounting for more than 25% of the outstanding voting securities of Compass. Accordingly, the Company believes that the Company primarily controlled Compass as of the Quarter End Date and, consequently, the Company’s interest in Compass was not an investment security for purposes of Rule 3a-1 at that time.

Even if the Company’s interest in Compass were deemed an investment security as of the Quarter End Date, the Company still satisfied the requirements under Rule 3a-1 as of the Quarter End Date. Assuming the Company’s interest in Compass was an investment security as of the Quarter End Date, the value of the Company’s investment securities would have amounted to approximately $283,404,243 and the value of the Company’s total assets, exclusive of cash items and U.S. government securities, would have amounted to approximately $1,426,400,058. Accordingly, the value of the Company’s investment securities would have accounted for approximately 20% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) on a consolidated basis at that time. In addition, the Company would not have derived any of its net income after taxes from investment securities over the four quarters ending on the Quarter End Date if the Company’s interest in Compass were treated as an investment security.

Subsequent to the Quarter End Date, the Company’s ownership percentage of the outstanding shares of Compass was reduced to 19.7%. As a result, the Company no longer primarily controls Compass and has treated the Company’s interest in Compass as an investment security since such time for purposes of determining the Company’s status under the Investment Company Act. As of June 1, 2021, the value of the Company’s investment securities amounted to approximately $325,941,887 and the value of the Company’s total assets, exclusive of cash items and U.S. government securities, amounted to approximately $1,336,834,782. Accordingly, the value of the Company’s investment securities accounts for approximately 24% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) on a consolidated basis. In addition, as of June 1, 2021, the Company derived none of its net income after taxes from investment securities over the previous four quarters. As a result, the Company does not believe that the Company is currently an “investment company” for purposes of the Investment Company Act.

* * *

June 10, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	(via email)

Florian Brand, ATAI Life Sciences B.V.

Greg Weaver, ATAI Life Sciences B.V.

Ian D. Schuman, Latham & Watkins LLP

Oliver Seiler, Latham & Watkins LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Davis Polk & Wardwell LLP